Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

CARDERO RESOURCE CORP. (the "Company")
Suite 1901-1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2 Date of Material Change

June 2, 2004

Item 3 News Release

The news release was disseminated on June 2, 2004 to the TSX Venture Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia and Alberta Securities Commissions.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company reports highlights of recently completed programs at the La Zorra property (previously referred to as the Gachupines Project), in Sonora State Mexico.

Item 5 Full Description of Material Change

The Company reports highlights of its recently completed exploration programs at the La Zorra property (previously referred to as the Gachupines Project), in Sonora State, Mexico (see Cardero news release of November 12, 2003).

Initial programs of reconnaissance mapping, prospecting and sampling at La Zorra were followed up with an Induced Polarization (IP) survey and have identified two large porphyrytype hydrothermal alteration zones, the "Los Gachupines" and the "Batamote West".

At Los Gachupines, a broad area of alteration with both porphyry and high sulphidation characteristics covers an areal extent of 800 m by 900 m. The majority of this is a zone of pervasive quartz-clay-sericite-alunite(?) alteration flanked by an area of propylitic alteration. A composite sample of float mineralization assayed 5.65% copper, 267 g/t silver and 0.357 g/t gold. The follow-up IP survey identified a chargeability anomaly that correlates well with the known limits of alteration and traces the Los Gachupines zone over a strike length of approximately 1.0 kilometre. The anomaly appears to broaden and strengthen with depth and remains open to the NW and SE.

Batamote West is a similar, large area of porphyry and epithermal type hydrothermal alteration that is located approximately 3.0 kilometres east of the Los Gachupines zone. Alteration is exposed in a number of small outcrops and float over an area of about five square kilometres and consists of propylitically altered volcanics with zones of moderate to strong quartz-sericitetourmaline- pyrite alteration. Debris fields of epithermal-type gossanous vein quartz and vuggy replacement-type silica were noted in a number of places. Mineralized float in one area assayed 2.97% copper, 7.86 g/t gold and 6.6 g/t silver. Here the IP survey outlined a chargeability anomaly 1.0 to 1.5 km wide and in excess of 1.7 km long. The anomaly remains open to the NW and SE and again appears to broaden and strengthen at depth.

The alteration recognized at both Los Gachupines and Batamote West is interpreted to be related to porphyry copper mineralization at depth which has been overprinted by structurally controlled copper-silver-gold epithermal style mineralization. The areal extent of these zones and their apparent continuation at depth as well as the high grade of the associated float samples make them very attractive exploration targets.

Cardero is currently in the process of permitting the property for an initial drill program.

The IP survey was carried out by Pacific Geophysical Ltd. of Vancouver, BC under the supervision of Mr. Paul Cartwright, geophysicist. Mr. Gary Belik, P.Geo. is the Qualified Person on behalf of Cardero for the La Zorra project and provides overall project supervision including the quality control and quality assurance programs.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Henk Van Alphen
Phone: 604-408-7488

Item 9 Date of Report

June 9, 2004